Cache, Inc.
                                  1440 Broadway
                            New York, New York 10018


                                  May 22, 2008



Mr. Steve Lo
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: CACHE, INC. FORM 10-K FILING FOR FISCAL YEAR ENDED DECEMBER 29, 2007 FILED ON MARCH 13, 2008 AND RESPONSE LETTER DATED MAY 1, 2008
      SEC FILE NO. 000-10345

Dear Mr. Lo,

Cache, Inc. (the "Company") is responding to the letter dated May 9, 2008 (the "Staff Comment Letter"), concerning the above-referenced Form 10-K filed by the Company and our initial response to your April 17, 2008 Letter, dated May 1, 2008. We have reviewed the comments of the SEC staff (the "Staff") and respectfully submit our responses below. For your convenience, the comments are restated below in italics, with our responses following.

GENERAL

     1. WE NOTE IN YOUR RESPONSES TO COMMENTS 1, 3-6, AND 8 OF OUR LETTER DATED APRIL 17, 2008, THAT YOU REQUESTED TO COMPLY WITH THE COMMENTS IN FUTURE FILINGS. PLEASE PROVIDE US WITH THE DISCLOSURE THAT YOU INTEND TO INCLUDE IN FUTURE FILINGS TO AID US IN OUR CONSIDERATION OF YOUR REQUESTS.

          We have repeated below each of the Staff's prior comments referenced above from your April 17, 2008 letter, together with the disclosure that we intend to include in future filings.


     1. WE NOTE THAT YOU ANTICIPATE PURCHASES FROM THIRD PARTY VENDORS TO APPROXIMATE 25% OF YOUR TOTAL PURCHASES IN FISCAL 2008. PLEASE CLARIFY FROM WHOM YOU ANTICIPATE PURCHASING THE OTHER 75%, AS IT APPEARS THAT YOU WILL PURCHASE THE REMAINING AMOUNTS FROM RELATED-PARTY VENDORS. IN ADDITION, DESCRIBE IN MORE DETAIL THE DIRECT-SOURCING OF MERCHANDISE THAT YOU MENTION ON PAGE 5.

The following disclosure will be included as a clarification, updated as applicable, in Part I Item 1, of the Company's Form 10-K for the year ending December 27, 2008:


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"We direct source a substantial portion of our goods from third party vendors.
Direct sourcing involves our company directly sourcing materials to be used in the manufacture of finished goods and then arranging for the contract manufacture of the goods. Direct sourcing is in contrast to purchasing finished goods from a vendor. Direct sourcing enables us to purchase goods at lower cost by eliminating the commissions charged by independent sourcing agents and the mark up on materials when goods are purchased on a finished basis from a vendor.

During fiscal 2008, we direct sourced approximately XX% of our purchases. We anticipate that, during fiscal 2009, we will direct source approximately XX% of our purchases. Substantially all of these purchases will be sourced through third party vendors that had a prior business relationship with Adrienne Victoria Designs, or AVD, the business of which we acquired during fiscal 2007. Prior to the acquisition, AVD was our largest supplier. We expect that the remainder (approximately XX%) of our goods purchased in fiscal 2009 will be purchased as finished goods."

     3. PLEASE PROVIDE YOUR DISCUSSION AND ANALYSIS WITH RESPECT TO THE LILLIE RUBIN EXIT COSTS IN FISCAL YEARS 2006 AND 2007. REFER TO SAB TOPIC 5:P.4. FOR ADDITIONAL GUIDANCE.

The following disclosure will be included in the Management's Discussion and Analysis section in the Company's Form 10-Q for the quarter ending September 27, 2008 and the Form 10-K for the year ending December 27, 2008:

"During fiscal 2006, we recorded a pre-tax charge of $5.7 million for asset impairment and store closing costs for the exit of the Lillie Rubin business. Included in the exit costs were (1) write downs of leasehold improvements and furniture and fixtures on 19 stores in the amount of $4.4 million, intangibles of $455,000 and supplies of $275,000, (2) severance accruals of $400,000 and (3) an accrual of $1.5 million for contractual termination costs negotiated prior to year-end. These costs were partially offset by the reversal of $1.3 million of deferred rent liabilities. We paid these costs in fiscal 2006 and 2007 and, in fiscal 2007, reversed $78,000 of contractual termination costs due to our conversion of one Lillie Rubin store into a Cache store."

     4. WE NOTE THAT THE DECREASE IN NET SALES WAS PRIMARILY DUE TO THE DECREASE IN COMPARABLE STORE SALES AND SUCH DECREASE WAS OFFSET BY ADDITIONAL NET SALES FROM NON-COMPARABLE STORES AND WHOLESALE SALES RECORDED BY THE AVD DIVISION. PLEASE EXPAND YOUR DISCUSSION AND ANALYSIS TO DESCRIBE THE PRIMARY BUSINESS REASONS UNDERLYING THESE FLUCTUATIONS.

The following disclosure will be included in our Form 10-K for the year ending December 27, 2008 in the Results of Operations section of our Management's Discussion and Analysis where we discuss 2007 net sales in comparison to 2006 net sales:

"The decrease in comparable store sales was primarily due to lower foot traffic in the fourth quarter that resulted from the overall softer economic environment, coupled with management's decision to reduce the frequency and volume of product catalogue mailings to our customers. During fiscal 2006, we mailed approximately 4.0 million catalogues during the fourth quarter,


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while, in fiscal 2007, we mailed approximately 1.7 million catalogues, a 58%
reduction from the prior year. The decrease in net sales in fiscal 2007 also was due to exclusion of Lillie Rubin business that had been included in fiscal 2006 and closed during that fiscal year and the inclusion of wholesale sales of the AVD business, which we acquired during the third quarter of fiscal 2007."

We provided the following disclosure on page 12, in the Results of Operations section of our Management's Discussion and Analysis in our Form 10-Q for the quarter ended March 29, 2008 (our first quarter of fiscal 2008). Comparable disclosure, modified as applicable for the period being discussed, will also be included in future periodic reports.

"Net sales increased to $67.7 million from $64.4 million, an increase of $3.3 million, or 5.2%, over the same 13-week period last year. This reflects $1.8 million of additional net sales, as a result of a 3% increase in comparable store sales. Comparable store sales increased due to strong customer response to the sportswear assortment, which was driven by a well designed collection and strong response to the Company's aggressive pricing strategy. Non-comparable sales decreased $316,000 during the current period, due to fewer total stores during the current fiscal quarter of 2008, as compared to the same period last year. The decrease in non-comparable stores was offset by sales amounting to $1.8 million in our newly acquired wholesale division - Mary L. Due to the acquisition of the Mary L. division in the third quarter of fiscal 2007, no sales for Mary L. were recorded during the first quarter of fiscal 2007. The increase in net sales in fiscal 2008 at Cache stores reflected a 6.8% increase in sales transactions, which was partially offset by a 3.3% decrease in average dollars per transactions, primarily due to the increase in markdowns."

     5. PLEASE DISCLOSE YOUR ACCOUNTING POLICY RELATED TO THE ALLOWANCE FOR DOUBTFUL ACCOUNTS.

We provided the following disclosure on page 15, in the Summary of Significant Accounting Policies of Management's Discussion and Analysis in our Form 10-Q for the quarter ended March 29, 2008 (our first quarter of fiscal 2008). Comparable disclosure, modified as applicable for the period being discussed, will be included in future periodic reports.

"The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The allowance is determined based on historical write-off experience and the current retailer environment. We regularly review the allowance for doubtful accounts. Balances over 90 days past due and over a specified amount are reviewed individually for collectability; other balances are considered on an aggregate basis considering the aging of balances. Account balances are written off against the allowance when it is probable the receivable will not be recovered. There is no off-balance sheet credit exposure related to our customers. Management believes that the risk associated with trade accounts receivable is adequately provided for in the allowance for doubtful accounts. We recorded a reserve of $515,000 and $234,000 for the 13-weeks period ended March 29, 2008 and the 52-weeks period ended December 29, 2007. The estimated provision for sales allowances and doubtful accounts recorded in the first fiscal quarter of 2008 resulted in an aggregate reserve amount of $750,000, as of March 29, 2008."

     6. PLEASE DISCLOSE THE FAIR VALUE OF YOUR MARKETABLE SECURITIES. REFER TO PARAGRAPH 20 OF SFAS 115 FOR ADDITIONAL GUIDANCE.

We provided the following disclosure on page 8, in the footnotes to the condensed consolidated financial statements in our Form 10-Q for the quarter ended March 29, 2008 (our first quarter of fiscal 2008). Comparable disclosure, modified as applicable for the period being discussed, will be included in future periodic reports.

"The fair value of our marketable securities totaled $34.0 million, $50.8 million and $65.1 million as of March 29, 2008, December 29, 2007 and March 31, 2007, respectively. For the periods ended March 29, 2008, December 29, 2007 and March 31, 2007, the aggregate amount of investments recorded in cash and equivalents (maturing less than 90 days) and marketable securities (maturing greater than 90 days and less than one year) totaled approximately $33.9 million, $50.8 million and $65.1 million, respectively. The difference between the amounts reported on the balance sheet and the fair value of the Company's investments primarily relates to outstanding checks associated with normal business operations. The Company noted small variances between the book value and fair value due to the remaining unamortized premiums. As a result, no impairment has occurred for the fiscal periods presented herein. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity investments. Interest income is recognized when earned."

In addition, effective December 30, 2007, the Company adopted the provisions of SFAS Nos. 157 and 159 and provided the relevant disclosures for each.

     8.   PLEASE ADDRESS THE FOLLOWING RELATED TO YOUR ACCOUNTING FOR GIFT
          CARDS:

          a. WE NOTE THAT YOU RECOGNIZED $2.4 MILLION OF BREAKAGE INCOME AS A RESULT OF TRANSFERRING ALL EXISTING OBLIGATIONS RELATED TO GIFT CARDS TO A SUBSIDIARY. TELL US WHY THE TRANSFER OF THE OBLIGATIONS RESULTED IN THE RECOGNITION OF BREAKAGE INCOME AND HOW YOU DERIVED THE AMOUNT OF BREAKAGE INCOME TO BE $2.4 MILLION.

          b. WE NOTE IN THE FOURTH PARAGRAPH ON PAGE 9 THAT YOU BEGAN SELLING GIFT CARDS IN THE SECOND HALF OF 2006. EXPLAIN TO US WHY YOU BELIEVE YOU HAD SUFFICIENT COMPANY-SPECIFIC HISTORICAL EXPERIENCE TO DETERMINE BREAKAGE PATTERNS TO RECOGNIZE BREAKAGE INCOME IN THE THIRD QUARTER OF 2006 WHEN YOU BEGAN SELLING GIFT CARDS IN THE SAME PERIOD.

          c. DISCLOSE WHETHER YOUR GIFT CARDS EXPIRE, AND IF SO, DESCRIBE WHEN THEY EXPIRE.

          d. WE NOTE THAT YOU DETERMINE GIFT CARD BREAKAGE INCOME BASED UPON HISTORICAL REDEMPTION PATTERNS. DISCLOSE A DESCRIPTION OF THE REDEMPTION PATTERNS, AND DESCRIBE WHEN YOU DETERMINE THAT REDEMPTION IS REMOTE BASED ON THOSE PATTERNS.

We provided the following disclosure on page 15-16, in the Summary of Significant Accounting Policies of Management's Discussion and Analysis in our Form 10-Q for the quarter ended March 29, 2008 (our first quarter of fiscal
2008). Comparable disclosure, modified as applicable for the period being discussed, will be included in future periodic reports.

"The Company sells gift cards and gift certificates ("Gift Cards") and issues credits to its customers when merchandise is returned. These Gift Cards do not have expiration dates. The Company recognizes sales from Gift Cards when they are redeemed by the customer and income when the likelihood of the Gift Card being redeemed by the customer is remote (Gift Card breakage) since the Company has determined that it does not have a legal obligation to remit the value of unredeemed Gift Cards to the relevant jurisdiction as abandoned property. The Company determines Gift Card breakage income based upon historical redemption patterns and the remaining unredeemed percentage at the end of our historical data of 3.5 years. Historical redemptions of gift cards ranged from 64% in the first quarter to 0.03% in the fourteenth quarter subsequent to the issue date, resulting in an average of approximately 95% redeemed or 5% unredeemed gift cards over the historical data of 3.5 years. We have determined that redemption would be remote based on the fact that, by the fourteenth quarter since issue date, the redemption rate approximated 0%, indicating that the probability of such cards to be redeemed is remote. As such, we have recorded breakage income based upon this 5%, which is continually reviewed on a quarterly basis for propriety. Breakage income represents the balance of Gift Cards, for which the Company believes the likelihood of redemption by the customer is remote. At that time, the Company will recognize breakage income for those Gift Cards. The Company recorded $81,000 and $98,000 of breakage income during the 13-week periods ended March 29, 2008 and March 31, 2007, respectively."

ACQUISITION OF ADRIENNE VICTORIA DESIGNS, INC., PAGE F-17

     2. WE NOTE YOUR RESPONSE TO COMMENT NUMBER 9 OF OUR LETTER DATED APRIL 17, 2008. PARAGRAPH 9 AND FOOTNOTE 4 OF SFAS 141 REFERS TO THE GUIDANCE IN EITF 98-3 IN DETERMINING WHETHER AN ASSET GROUP CONSTITUTES A BUSINESS. PLEASE PROVIDE US YOUR ANALYSIS AS TO WHETHER NET ASSETS YOU ACQUIRED FROM AVD CONSTITUTE A BUSINESS UNDER THE GUIDANCE PROVIDED BY EITF 98-3.

The Company reviewed EITF 98-3 to determine if the net assets acquired in connection with the acquisition of Adrienne Victoria Design, Inc., or "AVD", constitute a business. We reviewed the requirements of what constitutes a business under the respective EITF paragraph 6, and noted the following:

          "A BUSINESS CONSISTS OF (A) INPUTS, (B) PROCESSES APPLIED TO THOSE INPUTS, AND (C) RESULTING OUTPUTS THAT ARE USED TO GENERATE REVENUES. FOR A TRANSFERRED SET OF ACTIVITIES AND ASSETS TO BE A BUSINESS, IT MUST CONTAIN ALL OF THE INPUTS AND PROCESSES NECESSARY FOR IT TO CONTINUE TO CONDUCT NORMAL OPERATIONS AFTER THE TRANSFERRED SET IS SEPARATED FROM THE TRANSFEROR, WHICH INCLUDES THE ABILITY TO SUSTAIN A REVENUE STREAM BY PROVIDING ITS OUTPUTS TO CUSTOMERS."

          "INPUTS:"

          a. LONG-LIVED ASSETS, INCLUDING INTANGIBLE ASSETS, OR RIGHTS TO THE USE OF LONG-LIVED ASSETS.

In connection with the acquisition of AVD in July 2007, the Company acquired the following certain tangible assets from AVD, as disclosed in our fiscal 2007 Form 10-K on page F-18: (1) net fixed assets; (2) security deposit; and (3) inventory. In addition, the Company acquired the


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following intangible assets, as disclosed in our fiscal 2007 Form 10-K on page
F-19: (1) Trademarks - Mary L; (2) Customer relationships; (3) Non-Compete agreements; and 4) Favorable market lease

          b.   INTELLECTUAL PROPERTY.

As a result of the acquisition, we acquired the "Mary L" and certain other trademarks.

          c.   THE ABILITY TO OBTAIN ACCESS TO NECESSARY MATERIALS OR RIGHTS.

AVD is a designer and manufacturer of womens' apparel and has been in the business for several years. As such, it has built a relationship with its vendors, which allows AVD to easily obtain the necessary components to design and manufacture womens' apparel. Prior to the acquisition, AVD did business with over 50 fabric vendors, over 10 factories, several trim suppliers and many other vendors that supplied products and services. Cache has access to all these vendors and continues to use substantially all of AVD's vendors for materials, supplies and services. Cache also acquired all of AVD's permits, business licenses, accreditations, qualifications, product registrations, implied guaranties, warranties and other similar rights in AVD's favor.

          d.   EMPLOYEES.

Cache obtained 35 employees of AVD as part of the acquisition, with an annual payroll exceeding $2.2 million, and has retained substantially all of these employees.

          "PROCESSES:"

          e. THE EXISTENCE OF SYSTEMS, STANDARDS, PROTOCOLS, CONVENTIONS, AND RULES THAT ACT TO DEFINE THE PROCESSES NECESSARY FOR NORMAL, SELF-SUSTAINING OPERATIONS, SUCH AS (I) STRATEGIC MANAGEMENT PROCESSES, (II) OPERATIONAL PROCESSES, AND (III) RESOURCE MANAGEMENT PROCESSES.

In connection with the Company's strategy to vertically integrate its operations and increase operating efficiencies, the Company acquired AVD. AVD had merchandise procurement processes, standards and systems in place which allowed for the manufacture of products that the Company needed. The majority of these processes, standards and systems were in place prior to the acquisition, which allowed AVD to run its daily operations for Cache and other customers. Among other things, Cache acquired all books and records (other than certain personal tax records), data, files stationary, forms, labels, shipping materials, catalog brochures, artwork, photo supplies, advertising materials and reports of AVD.

          "OUTPUTS:"

          f. THE ABILITY TO OBTAIN ACCESS TO THE CUSTOMERS THAT PURCHASE THE OUTPUTS OF THE TRANSFERRED SET.

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AVD sold Mary L. branded products to upper-tier department stores, including
Bloomingdales, Saks Fifth Avenue, Dillards, Neiman Marcus and others. Cache continues to sell Mary L. branded products to these customers.

CONCLUSION:

We reviewed the criteria as set forth by EITF 98-3 and determined that a business was acquired as a result of our acquisition of AVD.

                                      * * *

          We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings on Form 10-K; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, and (iv) the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings or in response to comments on filings.

          If you have any questions or comments, or require further information with respect to the foregoing, please do not hesitate to call me at (212) 575-3206.

                                          Sincerely,

                                          /s/ Margaret Feeney
                                          --------------------------------
                                          Margaret Feeney
                                          Executive Vice President and Chief
                                          Financial Officer